Pathfinder Acquisition Corporation

1950 University Avenue, Suite 350

Palo Alto, California 94303

December 15, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention:	Brittany Ebbertt
Christine Dietz
Alexandra Barone
Jeff Kauten

Re:	Pathfinder Acquisition Corporation
Registration Statement on Form S-4
Filed October 31, 2022
File No. 333-268068

Ladies and Gentlemen:

This letter sets forth the response of Pathfinder Acquisition Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated November 28, 2022, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-4 filed October 31, 2022

Cover Page

1. Staff’s comment: Please highlight the material differences in the terms and prices of securities issued at the time of Pathfinder’s initial public offering as compared to the private placement entered into with FP Credit Partners, L.P. Additionally, discuss the impact that Pathfinder’s entering into this private placement will have on shareholders.

Response: The Company acknowledges the Staff’s comment and has supplemented the disclosure on the cover page and pages 1, 15, 31, 38, 74, 151, 237 and 363 of the Revised Registration Statement accordingly.

Summary of the Proxy Statement/Prospectus

Company Overview, page 27

2. Staff’s comment: We note Movella believes they have a current addressable market opportunity of $14 billion, which they expect will scale to $30 billion in the next five years. Please revise to address how you calculated or determined these amounts.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 286 and cross-references have been added on pages 28, 282, 283 and 303 of the Revised Registration Statement to clarify the calculation and assumptions underlying Movella’s estimated current addressable market opportunity of $14 billion and its expectations that such market opportunity will scale to $20 billion in the next five years.

Ownership of New Movella, page 37

3. Staff’s comment: We note you disclose that 34,696,398 shares will be issued to Movella shareholders as part of the business combination. However, on the cover page and on page 11, you disclose 34,696,470 shares will be issued. Please revise throughout the filing to consistently disclose how many shares will be issued.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 11 of the Revised Registration Statement accordingly.

4. Staff’s comment: Please revise to clarify that the organizational charts on page 39 show both Movella’s and Pathfinder’s structures prior to the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 40 of the Revised Registration Statement accordingly.

5. Staff’s comment: As Pathfinder’s name will change to Movella Holdings, Inc. concurrent with the Domestication transaction, please revise the post-business combination organizational chart on page 39 to identify Movella Holdings, Inc. as the parent of Movella, Inc.

Response: The Company acknowledges the Staff’s comment and has revised the organizational chart page 41 of the Revised Registration Statement accordingly.

Interests of Pathfinder Directors and Executive Officers in the Business Combination, page 42

6. Staff’s comment: We note your disclosure of the securities held by the Sponsor and Initial Shareholders that would be lost if Pathfinder fails to complete an initial business combination. Please expand your disclosure to quantify the fees, out-of-pocket expenses, and any other amounts for which the Sponsor and Pathfinder’s officers and directors would lose if an initial business combination is not consummated.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 45, 62, 63, 183 and 184 of the Revised Registration Statement accordingly.

Comparative Per Share Data, page 53

7. Staff’s comment: We were unable to recalculate the Movella historical book value per share as disclosed for either period using the weighted average shares outstanding provided. In this regard, it appears that the amounts were calculated using the shares outstanding as of the balance sheet date. Please revise as appropriate.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the presentation of the book value per share to illustrate how the Movella historical book value per share is calculated for both periods presented on pages 55, 56 and 57 of the Revised Registration Statement. The Company respectfully submits that it believes it is appropriate to use the absolute number of shares in lieu of the weighted average shares outstanding, as this gives effect to the partial forfeiture of Sponsor Shares that will occur immediately after the Business Combination and more accurately represents the shares outstanding. In response to the Staff’s comment, an additional footnote to the comparative per share table has been added to explain the use of the absolute number of shares outstanding in the historical book value per share calculation rather than the weighted average shares outstanding.

8. Staff’s comment: We note the Movella equivalent per share pro forma information applies the Exchange Ratio to the pro forma combined per share information. However, it appears the pro forma combined per share information already takes into account the Exchange Ratio. In this regard, the pro forma weighted average shares used in these calculations are the same and the Exchange Ratio has already been applied to the Movella shares to convert them into the appropriate pro forma number of shares. Please explain the basis for presenting this information, or revise as appropriate.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the presentation of the book value per share information for both periods to illustrate how the Movella historical book value per share, Pathfinder historical book value per share, combined pro forma per share information, and Movella equivalent per share pro forma information is calculated for the periods presented on pages 55, 56 and 57 of the Revised Registration Statement.

The Company respectfully advises the Staff that the Movella equivalent per share pro forma information adjusts the combined pro forma per share information for the Exchange Ratio in order to disclose the per share information based on the number of shares that would have been outstanding prior to taking the Exchange Ratio into account.

Risk Factors

Risks Related to the Business Combination and Pathfinder

We have identified a material weakness in our internal control over financial reporting. This material weakness could continue to..., page 70

9. Staff’s comment: We note from disclosure in your June 30, 2022 Form 10-Q that Pathfinder had fully remediated this material weakness and concluded that disclosure controls and procedures were effective as of that date. Please revise here to disclose the remediation measures taken and the current status of the material weakness.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 72 and 73 of the Revised Registration Statement accordingly.

Risks Related to Movella’s Manufacturing Model, page 97

10. Staff’s comment: Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on Movella’s cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from, Russia’s invasion of Ukraine. In this regard, we note that Movella’s business is tied to the semiconductor industry, which has been adversely impacted by Russia’s invasion of Ukraine.

Response: The Company acknowledges the Staff’s comment and confirms that Movella has not experienced, and does not currently expect to experience, a material impact on its cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from, Russia’s invasion of Ukraine, including taking into account that certain components included in Movella’s products incorporate semiconductor technology. Accordingly, Movella does not believe there any known trends or uncertainties that have had or are reasonably likely to have a material impact on its business and financial condition as a result of the Russian invasion of Ukraine. However, Movella acknowledges that it cannot predict with any certainty all potential impacts on its business and financial condition as a result of the crisis in Ukraine. In response to the Staff’s comment, disclosure has been added under “Risks Related to Movella’s Manufacturing Model” on pages 102 and 103 of the Revised Registration Statement to clarify that, while Movella does not currently anticipate a material impact on its business and financial condition as a result of the Russian invasion of Ukraine, it may face potential risks as a result of the Ukraine crisis, including in light of the incorporation of semiconductor technology in Movella’s products.

Uncertainties with respect to the legal system of the People’s Republic of China..., page 113

11. Staff’s comment: Please quantify the percentage of your revenues that are derived from mainland China, Hong Kong and Macau for the periods presented.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 117 to quantify the percentage of revenues derived from mainland China and Hong Kong for the periods presented. The Company supplementally confirms that Movella did not derive any revenue from Macau during the periods presented.

Risks Related to Being a Public Company After the Business Combination

New Movella will qualify as an “emerging growth company” and a “smaller reporting company” within the meaning of the Securities Act..., page 117

12. Staff’s comment: We note that New Movella will qualify as an emerging growth company, and will elect not to opt out of the extended transition period for new or revised accounting standards. Please revise to address the fact that this election may make comparability of New Movella’s financial statements difficult or impossible with other companies who comply with public company adoption dates.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 122 and 123 of the Revised Registration Statement to state that the election not to opt out of the extended transition period for new or revised accounting standards may make comparability of the New Movella financial statements difficult or impossible with other companies who comply with public company adoption dates.

Extraordinary General Meeting of Pathfinder

Pathfinder Initial Shareholders’ Agreements, page 130

13. Staff’s comment: You indicate that “At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, the Initial Shareholders, Movella and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights…” Please provide your analysis on how such potential purchases would comply with Rule 14e-5 under the Exchange Act. For guidance, refer to Tender Offer Compliance and Disclosure Interpretation 166.01.

Response: The Company informs the Staff that no repurchases, if any, will be made by a “covered person” (as defined in Rule 14e-5) prior to the redemption deadline at a price in excess of the applicable redemption price. The Company believes that this interpretation of Rule 14e-5 is consistent with the investor protection purposes of Rule 14e-5 in the context of SPAC redemptions. It is the Company’s belief that limiting the scope of Rule 14e-5 to purchases or arrangements to purchase (as defined therein) made at a price in excess of the redemption price is consistent with the investor protection purposes of Rule 14e-5 in the context of SPAC redemptions.

Notwithstanding the prior statement, the Company affirms that the Initial Shareholders, Movella, and/or its affiliates have no current intention to purchase shares and/or warrants from investors or enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Business Combination Proposal.

Proposal No. 1—Business Combination Proposal

Certain Movella Projected Financial Information, page 164

14. Staff’s comment: We note Movella’s controlling ownership stake in Qingdao JV and its intention to reduce its ownership stake in this entity. Please provide further detail surrounding Movella’s intention to reduce its ownership stake and how it intends to do so.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 168 and 169 of the Revised Registration Statement to clarify that Movella intends to reduce its ownership stake in the Qingdao JV to below 10% within the next six to 12 months through the transfer of a portion of its share ownership to existing shareholders in the Qingdao JV and the sale of a portion to a new investor.

Opinion of Duff & Phelps, Pathfinder’s Financial Advisor, page 175

15. Staff’s comment: Please disclose how the discounted cash flow analysis prepared by Duff & Phelps compares with the model used for the financial projections prepared by Movella.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 178 and 180 of the Revised Registration Statement accordingly to clarify that the discounted cash flow analysis prepared by Duff & Phelps used the same financial projections as the model prepared by Movella, adjusted to include $1.2 million of projected stock-based compensation expense per year, as instructed by Movella’s management.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 237

16. Staff’s comment: It appears the pro forma adjustment of $325.2 million to cash and cash equivalents under the maximum redemption scenario relates to pro forma adjustment (O) rather than (N). Please revise or advise.

Response: The Company acknowledges the Staff’s comment and has revised the reference related to the pro forma adjustment of $325.2 million to cash and cash equivalents under the maximum redemption scenario to pro forma adjustment (O) on page 241 of the Revised Registration Statement as requested.

Note 3—Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 244

17. Staff’s comment: Please revise the disclosure regarding adjustment (D) to explain what is included in the $30 million in transactions costs, separately identifying and quantifying each component. Additionally, please identify which entity (i.e., Pathfinder or Movella) will pay these costs.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 249 of the Revised Registration Statement to separately identify and quantify the components included in the $30 million in transaction costs and to disclose that the costs will be paid by New Movella.

Information about Movella, page 278

18. Staff’s comment: Please disclose on what basis Movella is a “leading global full-stack provider of integrated sensors, software, and analytics that enable the digitization of movement.”

Response: The Company respectfully notes that Movella believes it is “a leading” global full-stack provider of integrated sensors, software, and analytics that enable the digitization of movement based on customer feedback and the comprehensive nature and technological advantages of its solutions. However, the Company acknowledges the Staff’s comment and has deleted the reference to “leading” throughout the Revised Registration Statement.

Growth Strategies, page 286

19. Staff’s comment: We note your reference here to a “land and expand” strategy and your disclosure that Movella plans to generate additional recurring revenue through the introduction of a new product. We also note the risk factor disclosure on page 94 addressing possible fluctuations in customer renewal rates and in the rate at which customers expand their use of Movella’s platforms. Please tell us whether you track customer retention and expansion, recurring revenue and/or customer renewals, and, if so, revise to disclose how these measures are calculated and tracked. Additionally, tell us whether you consider these to be key performance metrics and revise to include these metrics and related disclosures in MD&A, as applicable, or tell us what measures Movella does use to monitor their business. Refer to SEC Release No. 33-10751.

Response: Movella has confirmed that it does not currently track customer retention and expansion, recurring revenue, or customer renewals and that it does not currently consider these to be key performance metrics. The Company respectfully submits that while a small percentage (less than 10%) of Movella’s business is SaaS, it is not a “pure play” SaaS company. In addition, Movella does not receive reporting from its distributors as to the end users of a significant portion of its sales from this channel. Movella has further confirmed that it has reviewed SEC Release No. 33-10751 (the “Release”) and Item 303 of Regulation S-K and respectfully submits that it has disclosed in the Revised Registration Statement the material information, statistical data, variables, and other factors which management uses to manage the business. Movella further confirms that as its business evolves, it will continue to assess the information management uses to manage the business in accordance with Item 303 of Regulation S-K and the Release, and provide updated disclosures as applicable and consistent therewith, including with respect to metrics, statistical data, variables, and other factors which management believes are material to an investor’s understanding of its business and financial condition.

Movella’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Results of Operations—Revenue, page 299

20. Staff’s comment: We note your disclosure here that subscription revenue is generated from either Movella’s MotionCloud or Kinduct’s AMS platforms; however, in your revenue disclosures elsewhere you do not mention the MotionCloud platform. Additionally, in your disclosure on page 312 we note you incurred research and development expenses for the “development of MotionCloud.” Please revise to clarify whether the MotionCloud platform is currently operational and generates revenue, or whether it is still in the development stage. Revise disclosures throughout to clarify the current status of this platform.

Response: In response to the Staff’s comment, disclosure has been added on pages 288, 305, and 318 of the Revised Registration Statement to clarify that the MotionCloud platform is currently under development and available only in beta version to solicit initial customer feedback. Disclosure has also been added on page 304 of the Revised Registration Statement to note that, as a result of the foregoing, Movella has received de minimis revenues to date from fees related to the MotionCloud platform.

Non-GAAP Financial Measures, page 302

21. Staff’s comment: We note that in your calculation of non-GAAP net income (loss) attributable to Movella, Inc. the adjustment for loss from discontinued operations for December 31, 2020 of $6,132 does not agree to the GAAP Statement of Operations on page F-53. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 312 of the Revised Registration Statement to update the adjustment for loss from discontinued operations for December 31, 2020 to correspond to the amount reflected in the GAAP Statement of Operations on page F-53.

22. Staff’s comment: We note you exclude the results of your joint venture Qingdao JV from each of your non-GAAP measures. Since this joint venture is consolidated pursuant to GAAP guidance in ASC 810, adjusting to remove the financial results of this entity substitutes individually tailored recognition and measurement methods for those of GAAP. Please revise to remove these adjustments from each of your non-GAAP measures. Refer to Non-GAAP C&DI Question 100.04 and Rule 100(b) of Regulation G.

Response: The Company acknowledges the Staff’s comment and has revised the non-GAAP disclosures on page 309 of the Revised Registration Statement to remove the adjustments with respect to the results of the Qingdao JV from each of the non-GAAP measures presented and to conform the related non-GAAP disclosures accordingly.

23. Staff’s comment: Notwithstanding the comment above, please explain your basis for including an adjustment for the non-controlling interest in the reconciliations on page 307. In this regard, we note that both measures are reconciled from Net loss attributable to Movella Inc. which already excludes the non-controlling interests.

Response: The Company acknowledges the Staff’s comment and has revised the reconciliations on page 312 of the Revised Registration Statement to exclude the adjustment for the non-controlling interest.

Liquidity and Capital Resources, page 313

24. Staff’s comment: Please revise your disclosures here to discuss the restrictions on the Company’s ability to transfer cash and cash equivalents held outside of the U.S. by its subsidiary and its joint venture entity in China. In this regard, we refer you to disclosure on page F-61.

Response: In response to the Staff’s comment, disclosure regarding restrictions on Movella’s ability to transfer cash and cash equivalents held outside of the United States by its subsidiary and its joint venture entity in China has been added on pages 117, 118 and 320 of the Revised Registration Statement.

Movella Inc. Consolidated Statements of Operations, page F-53

25. Staff’s comment: Please revise to separately present revenue and cost of revenues for sales of products, sales of services (e.g., SaaS subscriptions), and other revenues. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X. We also note your disclosure on page F-65 that there were no material differences that warranted further disaggregation. However, it would appear that product revenue, which is recognized at a point in time, differs significantly from service revenues which are recognized over time. Refer to ASC 606-10-50-5.

Response: Movella expects to qualify as a Smaller Reporting Company and, as such, believes that it would be able to follow Article 8 of Regulation S-X and need not apply many of the other form and content requirements in Regulation S-X, including Rule 5-03(b) (1) and (2). However, the Company has revised the disclosure on pages 307, 312 to 315, 317, 318 and F-53 to separately present revenues and cost of revenues for sales of products and sales of services. The Company has deleted the disclosure on page F-65 regarding no material differences that warranted further disaggregation and added a footnote with additional ASC 606 disclosures on page F-101.

18. Segment Information, page F-95

26. Staff’s comment: Please revise to present revenue and long-lived assets for your country of domicile, the U.S., separately from foreign amounts. Additionally, separately disclose information from any other individually significant country, as applicable. Refer to ASC 280-10-50-41.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-95 of the Revised Registration Statement to present revenue and long-lived assets for the U.S. separately from foreign amounts and to separately disclose information from other individually significant countries in accordance with ASC 280-10-50-41.

General

27. Staff’s comment: Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 11, 12, 39, 40 and 152 of the Revised Registration Statement accordingly.

28. Staff’s comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and confirms that the Sponsor itself is not, nor is it “controlled” for CFIUS purposes by or has substantial ties with, a non-U.S. person. No other individual or entity associated with or otherwise involved in the transaction, including FP, is, is “controlled” for CFIUS purposes by, or has substantial ties with a non-U.S. or otherwise prohibited person. As a result, we do not anticipate the transaction being subject to review by CFIUS.

29. Staff’s comment: Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 77 of the Revised Registration Statement accordingly.

*****

The Company respectfully requests the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

PATHFINDER ACQUISITION CORPORATION

By:	/s/ David Chung
Name:	David Chung
Title:	Chief Executive Officer

Enclosures

cc:	Matthew R. Pacey (Kirkland & Ellis LLP)